UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

May 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100		13D/A

1	Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,681,266
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,681,266
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100		13D/A

1	Name of Reporting Persons Golden Meditech Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,681,266
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,681,266
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100		13D/A

1	Name of Reporting Persons Bio Garden Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,137,807
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,137,807
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,137,807
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100		13D/A

1	Name of Reporting Persons Yuen Kam
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,166,351
	8	Shared Voting Power 7,165,500
	9	Sole Dispositive Power 9,166,351
	10	Shared Dispositive Power 7,165,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,331,851
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 9 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. (“Bio Garden”) and Yuen Kam (“Mr. Kam”, together with GM Stem Cells, Golden Meditech and Bio Garden, the “Reporting Persons”).

This Amendment No. 9 amends and supplements the statement on the Amendment No. 8 to Schedule 13D jointly filed with the Securities and Exchange Commission on April 27, 2015 by the Reporting Persons (the “Original Schedule 13D”).

Item 3.                          Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to a purchase agreement (the “Purchase Agreement”), dated as of May 4, 2015, between KKR China Healthcare Investment Limited (“KKR”) and Golden Meditech, KKR has agreed to sell to Golden Meditech, and Golden Meditech has agreed to purchase from KKR, 7% senior unsecured convertible notes issued by the Company to KKR on April 27, 2012 with an aggregate principal amount of US$65,000,000 (the “KKR Notes”).

Pursuant to the Purchase Agreement, KKR will cause the Company to issue to Golden Meditech 7% senior unsecured convertible notes with an aggregate principal amount of US$65,000,000 (the “GM Notes”), without any consideration to the Company. The KKR Notes will be surrendered to the Company for cancellation. Pursuant to the Purchase Agreement, the GM Notes will be substantially in the form of the KKR Notes. The conversion price under the GM Notes will be US$2.838 (as may be adjusted in accordance with its terms), and accordingly, the GM Notes will entitle Golden Meditech, subject to the terms and conditions thereof, to receive 22,903,454 ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of the Company upon conversion of the GM Notes.

The purchase price for the KKR Notes will be the aggregate of (i) US$13,300,000, (ii) the product of (A) US$6.40 and (B) the total number of Ordinary Shares into which the KKR Notes are convertible (the “Conversion Shares”) as of the date of completion of the sale of the KKR Notes (the “Completion Date”), (iii) the total amount of interest accrued but unpaid on the KKR Notes during the period from April 27, 2015 to the Completion Date and (iv) if the Company declares a dividend or other distribution payable to the holders of Ordinary Shares (a “Distribution”) between the date of the Purchase Agreement and the Completion Date, the amount per Ordinary Share of such Distribution multiplied by the number of Conversion Shares as of the Completion Date, to the extent that such Distribution shall not have been paid to KKR prior to the Completion Date.

If the Final Acquisition Price (as defined below) is higher than US$6.40, Golden Meditech will also pay to KKR an amount equal to the product of (a) the positive difference between the Final Acquisition Price and US$6.40 and (b) the number of Conversion Shares as of the Completion Date. The “Acquisition” refers to the proposed acquisition by Golden Meditech or one of its controlled affiliates of the outstanding Ordinary Shares not currently owned by Golden Meditech or its affiliates pursuant to a merger of the Company with a controlled affiliate of Golden Meditech, resulting in a delisting of the Company from the New York Stock Exchange. The “Final Acquisition Price” means the sum of (x) the consideration per Ordinary Share paid to holders of the Ordinary Shares upon completion of the Acquisition pursuant to the definitive agreements of the Acquisition (including any amendments thereto, if any), and (y) the amount per Ordinary Share of all Distributions declared after the Completion Date and prior to the closing of the Acquisition, if any. Golden Meditech intends to fund the purchase price for the KKR Notes by using internal funds.

The completion of the sale of the KKR Notes is conditional upon, among other things, Golden Meditech obtaining the approval from Golden Meditech’s shareholders, at a duly convened meeting, of the purchase of the KKR Notes by Golden Meditech (the “GM Shareholders’ Approval”). Golden Meditech has agreed to seek GM Shareholders’ Approval as soon as practicable and to use reasonable best efforts to hold an extraordinary general meeting in relation to the GM Shareholders’ Approval no later than August 31, 2015, subject to a conditional fourteen day grace period, or if relevant governmental authorities require that the GM Shareholders’ Approval be considered at the same shareholders’ meeting of Golden Meditech with matters relating to the Acquisition, no later than September 30, 2015, subject to a conditional fourteen day grace period. The completion of the sale of the KKR Notes is not conditional on the closing of the Acquisition or the approval of the Acquisition by the shareholders of the Company or Golden Meditech.

The description of the Purchase Agreement in this Item 3 is qualified in its entirety by reference to the complete text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 14 and is incorporated by reference in its entirety into this Item 3.

Item 4.                          Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Purchase Agreement in Item 3 is incorporated herein by reference in its entirety.

On May 4, 2015, Mr. Kam, Bio Garden and KKR entered into a voting deed (the “Voting Deed”). Pursuant to the Voting Deed, Mr. Kam undertakes to procure the voting by Bio Garden of, and Bio Garden undertakes to vote, all of the ordinary shares of Golden Meditech owned by Bio Garden in favor of the transactions contemplated by the Purchase Agreement.

The description of the Voting Deed in this Item 4 is qualified in its entirety by reference to the complete text of the Voting Deed, a copy of which is attached hereto as Exhibit 15 and is incorporated by reference in its entirety into this Item 4.

Item 5.                          Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

Following the completion of the sale of the KKR Notes under the Purchase Agreement and assuming conversion into Ordinary Shares of the entire outstanding principal amount of the GM Notes, Golden Meditech will acquire beneficial ownership of an additional 22,903,454 Ordinary Shares, and accordingly will beneficially own an aggregate of 53,584,720 Ordinary Shares, representing approximately 52.0% of the outstanding Ordinary Shares of the Company (based on 80,083,248 Ordinary Shares currently outstanding and the issuance of an additional 22,903,454 Ordinary Shares upon conversion in full of the GM Notes).

The description of the Purchase Agreement in Item 3 is incorporated herein by reference in its entirety.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Purchase Agreement in Item 3 and the Voting Deed in Item 4 is incorporated herein by reference in its entirety.

Item 7.                          Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

Exhibit No.	Description

14	Purchase Agreement, dated as of May 4, 2015, between KKR and Golden Meditech.

15	Voting Deed, dated as of May 4, 2015, by and among Mr. Kam, Bio Garden and KKR.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2015

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam